Exhibit 99.1

Genenta Unveils Saentra Forge as Its New Brand,

Advancing Its Transformation into a Strategic Industrial Platform

Nasdaq Ticker to Change to ‘SAEN’ on November 3, 2026

Milan, Italy — November 2, 2026 — Genenta Science S.p.A. (Nasdaq: GNTA) (the “Company”) today announced that it will do business as Saentra Forge and that its American Depositary Shares (“ADSs”) are expected to begin trading on the Nasdaq Capital Market under the new ticker symbol “SAEN”, effective at the opening of trading on Wednesday, November 4, 2026.

On October 20, 2026, the Board of Directors resolved that the Company will do business as Saentra Forge and approved the change of the ticker symbol of its ADSs from “GNTA” to “SAEN.”

The new identity reflects the Company’s transformation, announced in January 2026, into a next-generation strategic industrial consolidator focused on acquiring majority or full ownership of companies operating in security–regulated sectors, with activities spanning aerospace, defense and national security — including physical AI, robotics, autonomous systems, advanced sensors and cybersecurity — as well as biotechnology and biosecurity.

“Saentra” evokes the idea of a central hub, the place where strategic companies are gathered; “Forge” recalls the industrial work of transformation, where material is shaped into something stronger. Together, the name describes what the Company does: a hub that provides capital, governance, and access to the U.S. public markets to Italian scale-ups in national-security sectors, helping them grow into national champions.

“The forge is where strength takes shape,” said Pierluigi Paracchi, Chief Executive Officer. “Saentra Forge brings together companies that already have the technology and the customers, and gives them governance, access to capital and a long-term owner aligned with the country’s strategic interests. The ticker change to SAEN marks the moment when the market can see the Company for what it is today.”

Together with the new business name, the Company is introducing a new visual identity, including a new logo, color palette and corporate website at www.saentra.com. The identity will be rolled out across the Company’s communications, investor materials and digital channels from November 4, 2026.

No Action Required by Shareholders

The Company’s legal name will remain Genenta Science S.p.A., and its by-laws, corporate structure, jurisdiction of incorporation, tax identifiers, and existing contracts are unaffected. The ticker symbol change and adoption of the Saentra Forge business name will not affect the Company’s outstanding ordinary shares or ADSs, the rights of shareholders or ADS holders, or their respective ownership interests. No action is required by existing shareholders or ADS holders since doing business under a new name does not require an amendment to the Company’s by-laws or a shareholders’ resolution. The Company’s ADSs will continue to trade on the Nasdaq Capital Market under the new ticker symbol SAEN beginning November 4, 2026.

About Saentra Forge

Saentra Forge is the business name of Genenta Science S.p.A. (Nasdaq: SAEN), a next-generation strategic industrial consolidator focused on acquiring majority or full ownership of companies operating in security–regulated sectors, with activities spanning aerospace, defense and national security — including physical AI, robotics, autonomous systems, advanced sensors and cybersecurity — as well as biotechnology and biosecurity. The Company seeks to acquire and retain profitable businesses operating in sectors covered by Italy’s Golden Power legislation and integrate them into a transparent, Nasdaq-listed platform. Its portfolio includes A.T.C. S.r.l., a wholly owned subsidiary, and Sòphia High Tech S.r.l., in which the Company holds a strategic investment with a contractual path to majority ownership through existing options.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable U.S. securities laws, including statements concerning the anticipated effective date of the ticker symbol change, the Company’s adoption of the Saentra Forge commercial brand, its strategic direction, potential acquisitions and investments, and its plans to develop an integrated industrial group. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks include, among others, the Company’s ability to implement its strategic initiatives, identify and complete suitable acquisitions, obtain required regulatory approvals, integrate acquired businesses, secure financing, and successfully transition its operations toward strategic industrial sectors, the outcome of certain pending legal proceedings, as well as other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Saentra Forge Media

Tiziana Pollio

Tiziana.pollio@saentra.com

M. +393482315143